FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

GAE 103/09

January 28, 2009

SADIA S.A.

Mr. Welson Teixeira Junior

Investor Relations Director

Dear Sir,

Your are hereby requested to supply us with information on the news published by the newspaper “Valor Econômico”, on 01/28/2009, under the following headline: “Sadia admite uma possível captação de R$ 1 bilhão” (Sadia acknowledges a possible funding of R$ 1 billion),  as well as other related information deemed relevant.

Very truly yours,

Nelson Barroso Ortega

Manager, Company Monitoring

BM&F BOVESPA S.A. – Stock, Mercantile & Futures Exchange

c.c.

CVM – The Brazilian Securities and Exchange Commission

Mrs. Elizabeth Lopez Rios Machado – Superintendency of Company Relations

        Mr. Waldir de Jesus Nobre – Superintendency of Market and Agent Relations

Please be informed that your reply must be sent only through the IPE System, by selecting this Category: Market Announcement, and then the Kind: Clarifications to CVM/BOVESPA inquiries. This will transmit the file simultaneously to BOVESPA  and to CVM (the Brazilian Securities and Exchange Commission).

To ensure understanding by the market, the above inquiry must be included in the file before the answer given by your company.

MARKET ANNOUNCEMENT

Sadia S.A.

CNPJ/MF 20.730.099/0001-94

In reply to an inquiry made in the official letter BOVESPA GAE 103/09, dated January 28, 2009, requesting Sadia S.A. (“Sadia”) to provide information about the news published by the newspaper “Valor Econômico”, on 01/28/2009, Sadia makes the following statement: (i) on January 27, the newspaper “Valor Econômico” inquired Sadia about a rumor relating to a possible funding to Sadia, (ii) the Director below was interviewed by the aforementioned newspaper, (iii) Sadia ratifies that, as usual, it studies all opportunities and possibilities offered by the market.

São Paulo, January 29, 2008.

Sadia S.A.

Welson Teixeira Junior

Investor Relations Director